December 16, 2008

Linda Cvrkel, Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE:

U.S. Farms, Inc.

Your Letter of November 10, 2008

Form 10-KSB for the year ended December 31, 2007

Filed April 15, 2008

File No. 000-27487

Dear Ms. Cvrkel:

This correspondence is in response to your letter dated November 10, 2008 in reference to our filing of the Form 10-KSB for the year ended December 31, 2007 filed April 15, 2008 on the behalf of U.S. Farms, Inc., File No. 000-27487.

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note that the date of the independent auditors’ report is April 2, 2007. In light of the fact that the audit report indicates that it covers the year ended December 31, 2007, please revise to include an appropriately dated independent auditor’s report.

Answer: The Registrant has refiled the Form 10-KSB with amended report of the independent registered public accounting firm including the correct date on December 16, 2008.

Note 8, Derivative Liability (Warrants), page F-14

2.

We note your response to our prior comment number 13, but do not believe that you have responded adequately to our comment. Therefore, we reissue the comment. We note that during 2007 you entered into a private placement in which shares of stock and warrants were issued for cash. We also note that you have recorded a derivative liability for the fair value of the warrant. Please explain to us why you believe it is appropriate to record a derivative liability for the fair value of these warrants. If the warrants are considered liabilities under SFAS No. 150, please explain to us, and disclose in future filings, the terms of the warrants that cause it to be classified as a liability. Also, please tell us if the $662,088 fair value of the warrants was the fair value at the time of issuance or as of December 31, 2007.

Answer: The Registrant believes that the derivative liability recorded was based upon the fact that the warrants were issued at a below market preferential price necessitating the recognition of a liability and associated expense. Fair value was determined at issuance.

In connection with the response to your comments, US Farms, Inc. (the “Company”) acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•

Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 858-488-7775 or our counsel at 619-704-1310.

Sincerely,

/s/ Yan Skwara

Yan Skwara

President

U.S. Farms, Inc.

Cc:

Donald J. Stoecklein, Esq.

Stoecklein Law Group